Exhibit 99.1

Enthusiast Gaming Accelerates Launch of Gaming Social Network and Premium Subscription Offering with Acquisition of Tabwire

Acquisition provides Enthusiast Gaming with advanced proprietary technology and database of over 13 million gamer profiles

TORONTO, May 12, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, today announced its plans to develop a subscription-based social network for gamers, codenamed Project GG. To facilitate the development of Project GG, Enthusiast Gaming has entered into a definitive agreement to acquire Tabwire LLC (“Tabwire”), which owns TabStats (https://tabstats.com), for US$11 million in cash and stock (the “Acquisition”). The Acquisition will provide Enthusiast with a technology and data platform which provides gamers the ability to directly view their game data in real-time.

“The announcement of a unifying pan-Enthusiast social network with a premium subscription opportunity for gamers is a defining moment for us as our core GenZ and Millennial audiences have been moving away from traditional social networks and turning to gaming as an alternative,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “Project GG addresses these trends and will allow gamers to register their unique gaming profiles, compare stats, develop meaningful connections, and share content and ideas.” He continued, “Tabwire marks an important milestone for Enthusiast Gaming to be able to bring Project GG to market later this year. It will provide us with essential data capabilities to deliver our customers a complete social offering with a more targeted, integrated and personalized experience for today’s gamer. This is a meaningful next step towards becoming a technology-powered, media, esports and entertainment company.”

Tabwire is a technology and data platform that enables gamers, by way of a registered user profile, to track their player and game stats. Tabwire has already built game play companion tools for Riot’s Valorant and Ubisoft’s Rainbow Six Siege with more than 13 million gamers interacting with the platform, collectively generating more than half a billion views in the last year. It has an aggressive roadmap to launch real-time stats for additional game titles in the coming months.

“We are in a unique position to successfully execute our mission to build a true platform for a game agnostic social network. Our unique vantage point and distribution platform that reaches over 300 million gamers monthly gives us unparalleled exposure to the full breadth of the gaming industry, from publishers to gaming media to influencers and esports teams,” commented Menashe Kestenbaum, Founder and President of Enthusiast Gaming.

The Acquisition is subject to customary closing conditions, including regulatory approvals. Closing is expected to occur by the end of the second quarter of 2021.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:

Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications
carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding: new product initiatives of the Company, the timing and completion of the acquisition of Tabwire under the terms contained herein, and synergies between the acquisition of Tabwire and the Company’s development and strategic plans.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.